Exhibit 99.9

PERDIGÃO S.A.

A Publicly Listed Company

CNPJ 01.838.723/0001-27

NIRE 35.300.149.947

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON DECEMBER 18 2008

(Draffed in summarized form, as provided for by Art. 130, 1st  Paragraph, of Law Nr. 6,404/76)

DATE, TIME AND PLACE: December 18 2008, at 3.00 p.m., at the Company’s head office at  Av. Escola Politécnica, 760, city of São Paulo-SP. QUORUM: Shareholders representing 70,56% of the voting capital attended the Meeting.  Also present, representing the company, were José Antônio do Prado Fay, Chief Executive Officer, and the following member of the Fiscal Council: Attílio Guaspari. Also present was Ms. Carla Bellangero, representing  KPMG Auditores Independentes S/C, the firm responsible for preparing the valuations of the book value of Perdigão Agroindustrial S.A., Perdigão Agroindustrial Mato Grosso Ltda., Batávia S.A. Indústria de Alimentos and Maroca & Russo Indústria e Comércio Ltda. split-off of Perdigão Agroindustrial S.A., followed by the incorporation by Perdigão S.A. NOTICE OF CONVENING: Published in the following newspapers: Diário Oficial-SP, on November 28 and 29 and on December 2 2008, and Valor Econômico-SP, on November 28 and on December 1 and 2 2008. PRESIDING OFFICIALS: Nildemar Secches, Chairman, and Ney Antonio Flores Schwartz, Secretary. AGENDA: 1. To ratify the appointment of the valuation firm (appraisal experts) selected by the Board of directors to prepare the valuation of the book value of Perdigão Agroindustrial S.A. (“Agroindustrial”), Perdigão Agroindustrial Mato Grosso Ltda. (“Mato Grosso”), Batávia S.A. Indústria de Alimentos (“Batávia”) and Maroca & Russo Indústria e Comércio Ltda. (“Maroca”), for the purpose of the partial split-off of Agroindustrial, followed by the incorporation by Perdigão S.A. of Mato Grosso, Batávia and Maroca; 2. To approve the valuation reports and the Protocol and Justification relating to the partial split-off of Agroindustrial, and the attribution of its net assets, consisting of its investments in Mato Grosso, Batávia and Maroca, net of its liabilities, consisting of debt, accounts payable and inter-company loans from Perdigão S.A. (Partial Split-off), followed by the incorporation by Perdigão S.A. of Mato Grosso, Batávia and Maroca; 3. To approve the Partial Split-off and the incorporation by Perdigão S.A. of Mato Grosso, Batávia and Maroca, and the subsequent extinction of these companies. DECISIONS TAKEN:  1. Ratification of the appointment of KPMG Auditores Independentes, the valuation firm selected by the Board of Directors to prepare the valuation of the book value of  Perdigão Agroindustrial S.A., Perdigão Agroindustrial Mato Grosso Ltda., Batávia S.A. Indústria de Alimentos and Maroca & Russo Indústria e Comércio Ltda., for the purpose of the partial split-off of Perdigão Agroindustrial S.A. and the incorporation of the split-off portion by the Company, followed by the incorporation by Perdigão S.A. of Perdigão Agroindustrial Mato Grosso Ltda., Batávia S.A. Indústria de Alimentos and Maroca & Russo Indústria e Comércio Ltda., which was submitted for approval to the extraordinary general meeting of Perdigão Agroindustrial S.A. on November 27 2008 and which is to be submitted to the appropriate corporate bodies of the companies to be incorporated on December 31 2008;   2. Approval of the valuation reports and of the Protocol and Justification relating to the partial spin-of of Agroindustrial, with the attribution of its net assets, consisting of its investments in Mato Grosso, Batávia and Maroca, net of its liabilities consisting of debt, accounts payable and inter-company loans from Perdigão S.A. (Partial Split-off), followed by the incorporation of Mato Grosso, Batávia and Maroca by Perdigão S.A., to be submitted for approval, on December 31 2008, of the appropriate corporate bodies of the companies to be incorporated. 3. Approval of the Partial Split-off and the incorporation by Perdigão S.A. of Mato Grosso, Batávia and Maroca, with the subsequent extinction of these companies; Ratification of the decision of the Board of Directors, which, in the minutes of 09th/2008 ordinary meeting held on October 28 2008, registered in the São Paulo state Board of Trade under Nr. 371.612/08-1, authorized the constitution of branches to

PERDIGÃO S.A.

A Publicly Listed Company

CNPJ 01.838.723/0001-27

NIRE 35.300.149.947

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON DECEMBER 18 2008

(Draffed in summarized form, as provided for by Art. 130, 1st  Paragraph, of Law Nr. 6,404/76)

substitute the establishments listed in Attachment 5, as a result of the incorporation of Agroindustrial Mato Grosso Ltda., Batávia S.A. Indústria de Alimentos and Maroca & Russo Indústria e Comércio Ltda. In light of the approval of the above-mentioned incorporations, the incorporated companies will be declared extinct following the decisions of December 31 2008, the management of this Company being hereby authorized to take whatever measures may be necessary to ensure that all the minutes relating to the incorporation are properly filed and all other applicable legal requirements complied with. DOCUMENTS ATTACHED: 1. List of Shareholders Present. 2. Opinion of the Fiscal Council regarding the incorporations; 3. Valuation reports of Perdigão Agroindustrial S.A., Perdigão Agroindustrial Mato Grosso Ltda., Batávia S.A. Indústria de Alimentos and Maroca & Russo Indústria e Comércio Ltda.. 4. Protocol and Justification of the Incorporation of Perdigão Agroindustrial S.A., Perdigão Agroindustrial Mato Grosso Ltda., Batávia S.A. Indústria de Alimentos and Maroca & Russo Indústria e Comércio Ltda. by Perdigão S.A. 5. List of the branches. DOCUMENTOS FILED AT THE COMPANY: 1. Authorized powers of attorney; 2. List of votes. CLOSING: These minutes, having been drawn up, read and approved, were signed by those present. (Authorization to publish these minutes omitting the names of the shareholders present, as provided for under Article 130, 2nd paragraph of Law Nr. 6,404/76). São Paulo-SP, December 18 2008. NILDEMAR SECCHES, Chairman; NEY ANTONIO FLORES SCHWARTZ, Secretary. Shareholders Present: BIRD FUNDO DE INVESTIMENTO EM AÇÔES, SHAN BAN CHUN, PETROS - Fund. Petrobrás Seg. Soc., REAL GR FUND PREV ASS SOCIAL, CAIXA PREVID FUNC DO BCO DO BR, FUND VALE R DOCE SEG SOC VALIA, FUNDO DE INV EM ACOES ACAO, WEG PART E SERVICOS S A, 3MR ADMINISTRADORA LTDA, SI VOIGT ADMINISTRADORA LTDA, CLICA VOIGT ADM LTDA, GERD EDGAR BAUMER, VOIGT SCHWARTZ ADM LTDA,FUND SISTEL SEGURIDADE SOCIAL, NOHAD TOUFIC HARATI, NORGES BANK, FRANKLIN TEMPL INV FUNDS, FIDELITY C S CEN INV PORTFOLIO, VANGUARD INVESTMENT SERIES PLC, T R P I F T ROWE PR L AMER FUN, T ROWE PR EM MARK STOCK FUND, T ROWE PRICE FUNDS SICAV, CAPITAL INT EMERG MARKETS FUND, CAPITAL G A C W E US EQ MST FD, THE NEW YORK ST COM RETIR FUND, MORGAN ST EMERG MARK FUND INC, AXA P V T A P V S M C VL PORT, VANGUARD T I S I FD SE VAN S F, VIRGINIA RETIREMENT SYSTEM, THE PENS RES INV MANAG BOARD, THE B OF PENS OF THE PR CH USA, EMERGING M S FREE EQ IND FUND,THE BR VALUE AND GROWTH FUND, GREEN LINE LAT AMER GR FUND, WILLIAM AND FL HEWL FOUNDATION, TREASURER T S O N C E I F P TR, NATIONWIDE GROUP RETIR TRUST, ROCHE US DB PLANS MASTER TRUST, STATE STREET EMERGING MARKETS, ISHARES MSCI BR FREE IND FUND, IBM SAVINGS PLAN, THE MONET AUTH OF SINGAPORE, STATE OF CAL PUB EMPL RET SYS, GENERAL ELECTRIC PENSION TRUST, THE CAL STATE TEACH RETIR SYS,TEACHER RETIR SYSTEM OF TEXAS, WELLINGTON TRUST COMPANY N A,  GE INVESTMENTS FUNDS INC, JOHN H FUN II INT EQ IND FUND, EMERGING MARK EQUITY TRUST 4, GE INSTITUTIONAL FUNDS, SONY CORPORATE PENSION FUND, GE FUNDS, ALAMEDA C EMPL RETIR ASSOC, GEUT EMERGING EQUITY PASSIVE 1, ELFUN DIVERSIFIED FUND, RAILWAYS PENS TR COMP LIMITED, ALASKA PERMANENT FUND, VANGUARD WINDSOR FUND, DIMENSIONAL FUNDS PLC, ABU DH RET PENS AND BENEF FUND, IBM DIV GLOBAL EQUITY FUND, MICROSOFT GLOBAL FIN LIMITED, GMO M R F O S G M P ONSH L P, PENSIONSKASSERNES ADMIN S, BGI EM MARK STR INSIG FUND LTD, BARCLAYS GLOBAL INVESTORS NA, CATERPILLAR INC MASTER RETIR T, CATERPILLAR INC GR INSUR P T, LA FIRE AND POLICE PENS SYSTEM, EQ ADVISORS TRUST, THE U I F I

PERDIGÃO S.A.

A Publicly Listed Company

CNPJ 01.838.723/0001-27

NIRE 35.300.149.947

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON DECEMBER 18 2008

(Draffed in summarized form, as provided for by Art. 130, 1st  Paragraph, of Law Nr. 6,404/76)

MARK EQ PORTFOLIO, CAP G A C W E E FD TX EXPT TR, CAPITAL GUARDIAN M EQ DC M FD, CAPITAL G EM MKTS EQUI MAST FD, SEI INST INT TR MKTS EQ FUND, VANGUARD EM MARK ST INDEX FUND,VAN KAM S F I V K EM MARK FUND, THE P SCH RET SYS OF MISSOURI, RUSSELL INV COMP EM MARK FUND, BARING EMERGING MARKETS UMBRELLA FD.- BARING LATIN AMERICA, COLLEGE RETIREMENT EQUITIES FUND, OHIO SCHOOL EMPLOYEES RETIREMENT SYSTEM, EATON VANCE COLLECTIVE INVS TRUST, WILMINGTON MULTI-MANAGER INTL FUND, DIMENSIONAL FUNDS II PLC, UBS PREST FUND II LLC CLASS 30, INFINITY VALUE INVESTMENTS LLC, BARTHE HOLDINGS LLC, TYLER FINANCE LLC, FIA GLASGOW, UBS PACT NOSSA CAIXA MULT F I, FUNDO MUT INV ACOES CL BELLS, FUNDO INV ACOES SAINT ANDREWS, IGUACU FC FIA, UBS PACTUAL MULTI ACOES FIA, FIA PACTUAL ANDROMEDA, FIA CAROL, FUNDO INV EM ACOES PRVICOKE RV, FIA PACTUAL DINAMICO, UBS PACT FUND FUNDO INV ACOES, FIA PACTUAL BLUE CHIPS, CHESNUT INTERNATIONAL LLC, IM TR SA ADM GEN FON F FONDO M, FUNDO M INV AC CART LIV RAPSAG, UBS P P F I AC PREVIDENCIARIO,EVOLUTION FUNDO INV EM ACOES, MERCATTO GERACAO FUTURO FIA, MERCATTO ESTR FUNDO INV ACOES, MERCATTO BANESE CELI FI ACOES, NEY ANTONIO FLORES SCHWARTZ, NILDEMAR SECCHES, THE B O N YORK ADR DEPARTMENT, ITAU CARTEIRA LIVRE ACOES FI, ITAU INSTITUCIONAL SELECAO FI, ITAU EXC SOC FUNDO INVESTIMENT, ITAU FLEXPREV ACOES FI, INSTITUCIONAL 100 AC FUNDO INV, ITAU GALAXIA FUNDO INV ACOES, ITAU GOV CORPORATIVA ACOES FI, ITAU INDEX FUNDO INV EM ACOES, ITAU MIR IBX ACOES FUNDO INV, ITAU MULT PERFORMANCE ACOES FI, ITAU PERS TEC FDO INVEST ACOES, ITAU SELECAO ACOES FI, ITAUACOES FUNDO INV EM ACOES (I certify this to be an exact copy of the original minutes drafted to Register Nr. 1 of the Minutes of the Ordinary and Extraordinary Shareholders’ Meetings of the Company, pages10 till 16).

NILDEMAR SECCHES

Chairman of the Board of Directors

NEY ANTONIO FLORES SCHWARTZ

Secretary

SILVIA EDUARDA RIBEIRO COELHO

Lawyer